

10025718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 45235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.

FEB 25 2010

503

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　WORLD CHOICE SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1420 BROWN TRAIL
　　　　　　　　　　　　　　(No. and Street)

BEDFORD　　　　　　　　TEXAS　　　　　　　76022
　(City)　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
　ROSS MORRIS　　　　　　　　　　　　　　　817-280-9900
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHODES OSIEK & COMPANY, L.L.P.
　　　　　　　　(Name – if individual, state last, first, middle name)

2170 W. INTERSTATE 20　　　　　ARLINGTON, TEXAS 76017
　(Address)　　　　　　　(City)　　　　　　　(State)　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ROSS MORRIS_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____WORLD CHOICE SECURITIES, INC._____ , as
of _____DECEMBER 31_____ , 20_09__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

SANDRA MORAN
Notary Public, State of Texas
My Commission Expires
August 09, 2010

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

X (p) Independent Accountant's Report on Applying Agree-Upon procedures Related to an Entity's SIPC Assessment Reconciliation

X (q) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e)(4)

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the accompanying statement of financial condition of World Choice Securities, Inc. as of December 31, 2009, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Choice Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Rhodes Osiek & Company

February 18, 2010

2170 West Interstate 20   •   Arlington, Texas 76017   •   817-274-1700   •   FAX 817-261-0119

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 (NOTE 1)

ASSETS

CURRENT ASSETS:

Cash	$	124,772
Clearing deposits		15,886
Receivable from dealers		30,698
Total current assets		171,356

PROPERTY AND EQUIPMENT, AT COST:
Net of depreciation (Note 2)   0

Total Assets	$	171,356

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	27,794
Total current liabilities		27,794

STOCKHOLDERS' EQUITY

Common stock, par value $10 per share, 25,000 shares authorized, 800 shares issued and outstanding	8,000
Retained earnings	135,562
Total stockholders' equity	143,562

Total Liabilities and Stockholders' Equity	$	171,356

The accompanying notes are an integral part
of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009 (NOTE 1)

REVENUES:

Commissions income	$ 1,046,137
Fees received	186,013
Interest income	1,312
Total revenue	1,233,462

EXPENSES:

Commissions	805,819
Salaries	163,266
Regulatory fees	34,076
Overhead reimbursement (Note 4)	140,166
Insurance	1,780
General and administrative	42,096
Total expenses	1,187,203
NET INCOME (Loss)	$ 46,259

The accompanying notes are an integral part
of these financial statements

-3-

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Retained Earnings
	Shares	Amount	(Deficit)
BALANCE, December 31, 2008	800	$ 8,000	$ 115,703
Net Income (Loss)	−	−	46,259
Dividends	−	−	(26,400)
BALANCE, December 31, 2009	800	$ 8,000	$ 135,562

The accompanying notes are an integral part
of these financial statements

-4-

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Liabilities subordinated to claims of general creditors as of December 31, 2008	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2009	$ 0

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (Loss)	$ 46,259
Adjustment to reconcile net income to net cash provided by operating activities	
Decrease in receivable from dealers	4,664
(Decrease) in accounts payable	(6,410)
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	44,513
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) in clearing deposits	(1)
NET CASH (USED) FROM INVESTING ACTIVITIES	(1)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of dividends	(26,400)
NET CASH (USED) FROM FINANCING ACTIVITIES	(26,400)
NET INCREASE IN CASH AND CASH EQUIVALENTS	18,112
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	106,660
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 124,772

The accompanying notes are an integral part
of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) changed its name on March 27, 1997. The name was changed shortly after the Company was purchased by the current shareholder. The Company operates in Texas as an independent broker-dealer of various investment securities.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

During 2004, the property and equipment was sold to an entity owned by the sole shareholder of World Choice Securities.

(3) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to Legent Clearing Corporation and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2009, the Company has net capital of $140,461, which is in excess of its required net capital.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009
(CONTINUED)

(4)   RELATED PARTY TRANSACTION:

The Company is currently in an agreement with Select Advantage, LLC, an affiliated company, owned 100% by the sole-shareholder. This agreement makes available certain facilities and provides for performance of certain services for the Company. During 2009, the Company paid $140,167 in consideration for these services and facilities. Below is the affiliated company's balance sheet as of December 31, 2009:

Cash	$ 78,502
Property & Equipment (net)	159,668
Deposits	90
Total Assets	$ 238,260
Current Liabilities	$ 10,181
Long-Term Liabilities	163,200
Capital	64,879
Total Liabilities & Capital	$ 238,260

(5)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2009 through February 18, 2010, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(6)   FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2009, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 140,658	$ 124,772	$(15,886)
Receivable from dealers	30,698	46,584	15,886
Property and equipment	0	0	0
Accounts payable, accrued liabilities, expenses and other payables	27,794	27,794	0
Stockholder's equity	143,562	143,562	0
			$ 0

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2009 and have issued our report thereon dated February 18, 2010. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek & Company

February 18, 2010

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 143,562
DEDUCTIONS	(3,101)
NET CAPITAL BEFORE HAIRCUTS	140,461
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	0
NET CAPITAL	$ 140,461

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 27,794
TOTAL AGGREGATE INDEBTEDNESS	$ 27,794

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 1,852
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.1979 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
    Part II of Form X-17a-5 as of December 31, 2009)

Net Capital as Reported in Company's Part II Focus Report	$ 140,461
Adjustments	(0)
Net Capital Per Above	$ 140,461

WORLD CHOICE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2009

SCHEDULE II

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2009, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

SCHEDULE III

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2009, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2009, and have issued our report thereon dated February 18, 2010. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c 3-1 and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of World Choice Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2009, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Osiek & Company

February 18, 2010

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Accountant's Report on Applying Agreed-Upon

Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of

World Choice Securities, Inc.:

  In accordance with Rule 17a -5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by World Choice Securities, Inc., and SIPC solely to assist you and the other specified parties in evaluating World Choice Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). World Choice Securities, Inc.'s management is responsible for the World Choice Securities Inc.'s compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7T with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used other than these specified parties.

Rhodes Osiek & Company

February 18, 2010

WORLD CHOICE SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE PERIOD FROM APRIL 1 TO DECEMBER 31, 2009

GENERAL ASSESSMENT	$	462
LESS PAYMENT MADE 12/29/09 WITH SIPC-4		(150)
ASSESSMENT BALANCE DUE		312
ASSESSMENT PAID WITH FORM SIPC-7T	$	312

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

		4/1/09-12/31/09
TOTAL REVENUE FOCUS LINE 12 PART IIA LINE 9	$	917,592
TOTAL ADDITIONS		0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	645,697
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	6,369
Other revenue not related either directly or indirectly to the securities business	80,639

TOTAL DEDUCTIONS		732,705
SIPC NET OPERATING REVENUE	$	184,887
GENERAL ASSESSMENT @ .0025	$	462

World Choice Securities, Inc.

Financial Statements
As of
December 31, 2009

Together With
Auditor's Report

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants